JULES BRODY
STULL STULL & BRODY
6 East 45th Street
New York, NY 10017
Tel: (212) 687-7230

EDWARD P. DIETRICH (CSB 176118)
TRACY L. THROWER (CSB 145782)
STULL, STULL & BRODY
10940 Wilshire Blvd.
Suite 2300
Los Angeles, CA 90024
Tel: (310) 209-2468

Attorneys for Plaintiff

                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                         FOR THE COUNTY OF SANTA CLARA

DAVID C. KATZ, individually and on      )       CASE NO.
behalf of all other persons similarly   )
situated.                               )       CLASS ACTION COMPLAINT
                Plaintiff,              )       TO ENJOIN A PROPOSED
                                        )       ACQUISITION AND FOR
     vs.                                )       BREACH OF FIDUCIARY
                                        )       DUTIES
                                        )
RONALD H. DONATI, JOHN D. DUNNING,      )       JURY TRIAL DEMAND
JOSEPH V. BRECHEL, HAL D. COOSEY, JIM   )
A. SUMMERS, ROBERT M. WALLACE and       )
ZYCON CORPORATION,                      )
                                        )
        Defendants.                     )
                                        )
----------------------------------------)

        Plaintiff, by his undersigned attorneys, for his complaint against defendants, alleges upon knowledge as to himself and his own acts, and upon information and belief, as to all other matters, as follows:

        1. Plaintiff brings this action, individually and as a class action on behalf of all persons, other than defendants, who own the common stock of Zycon Corporation ("Zycon" or the "Company") and who are similarly situated, to enjoin the consummation of the proposed acquisition of Zycon by Hicks, Muse, Tate & Furst ("Hicks"). Alternatively, in the event that the transaction is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties, described herein, owed by the director defendants. The proposed transaction and the acts of the director defendants constitute a breach of the defendants' fiduciary duties to plaintiff and the class to take all necessary and appropriate steps to obtain the maximum value realizable for the shareholders of Zycon.

                               NATURE OF THE CASE
                               ------------------

        2. Zycon first offered shares of its stock to the public about one year ago. Since its initial public offering (the "IPO") on September 28, 1995, it has constructed a manufacturing facility in Malaysia, acquired another printed circuit board manufacturing company and improved its existing facilities all in an effort to further its strategy of growing its capacity and revenues. For the first three quarters of this year Zycon's earnings per share, and, hence its stock price, were negatively impacted by the cost of these expansion activities. The Malaysia facility was completed in July 1996 and shipped its first products in November 1996. The Company announced that the Malaysia facility would start to turn a profit in 1997. On December 2, 1996, the Company announced that its board of directors approved a plan wherein the shares of the Company's stock would be acquired by Hicks, Muse, Tate & Furst ("Hicks") for $16.25 per share. Now that the strategies employed by Zycon (the risks inherent thereto having been borne, in part, by the Company's stockholders) have been successfully implemented its shareholders are being deprived of the fruits of their investments. The price offered by Hicks is below the high price of $16.75 at which the stock traded within the past year and does not reflect the significantly improved growth and earnings capabilities of the Company.

                                    PARTIES
                                    -------

        3. Plaintiff is, and has been since prior to the announcement of the proposed transaction described herein, the owner of shares of common stock of Zycon.

        4. Defendant Zycon is a corporation organized under the laws of the State of Delaware, with its principal executive office at 445 El Camino Real, Santa Clara, California 95050. Zycon is a leading manufacturer of high quality, complex multilayer printed circuit boards for original equipment manufacturers and contract manufacturers of sophisticated electronic equipment.

        5. Defendant Ronald H. Donati ("Donati") is, and at all relevant times has been, the Chairman of the Board, President and a Director of the Company. Pursuant to the IPO, Donati owned 5,300,000 shares of Zycon stock.

        6. Defendant John D. Dunning ("Dunning") is, and at all relevant times has been, Senior Vice President, Sales and Marketing, and a Director of the Company. Pursuant to the IPO, Dunning owned 700,000 shares of Zycon stock.

        7. Defendant Joseph V. Brechel ("Brechel") is, and at all relevant times has been, Senior Vice President, Maintenance and Facilities, and a Director of the Company. Pursuant to the IPO, Brechel owned 700,000 shares of Zycon stock.

        8. Defendant Hal D. Cooksey ("Cooksey") is, and at all relevant times has been, Senior Vice President, Manufacturing and

                                       3.

Quality Assurance and a Director of the Company. Pursuant to the IPO, Cooksey owned 300,000 shares of Zycon stock.

        9. Defendant Jim A. Summers ("Summers") is, and at all relevant times has been, a Director of the Company.

        10. Defendant Robert M. Wallace ("Wallace") is, and at all relevant times has been, a Director of the Company.

        11. Defendants Donati, Dunning, Brechel, Cooksey, Summers and Wallace are referred to herein collectively as the "Individual Defendants."

        12. The Individual Defendants, by reason of their corporate directorship and/or executive positions, stand in fiduciary position relative to the Company's shareholders, which fiduciary relationship, at all times relevant herein, required the defendants to exercise their best judgment and to act in a prudent manner and in the best interests of the Company's shareholders. A director is not permitted to act in his/her own self-interest to the detriment of the shareholders.

        13. Each defendant herein is sued individually as an aider and abettor, as well as in such defendant's capacity as an officer, director or controlling stockholder of the Company, and the liability of each arises from the fact that he, she, or it has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                             JURISDICTION AND VENUE
                             ----------------------

        14. The court has proper jurisdiction over the within action pursuant to Section 410.10 of the California Code of Civil Procedure. The Company's corporate headquarters are located in this county and the violations of law complained of herein occurred in this county.

                                       4.

Furthermore, the amounts in controversy exceed the jurisdictional minimum of this Court.

        15. Venue is proper in the Superior Court of the County of Santa Clara pursuant to California Code of Civil Procedure Sections 395 and 395.5.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

        16. Plaintiff brings this action individually on his own behalf and as a class action, on behalf of all stockholders of the Company (except defendants herein, and any person firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

        17. This action is properly maintained as a class action.

        18. The class is so numerous that joinder of all members is impracticable. As of October 31, 1996 there were 11,056,000 shares of Zycon common stock outstanding. The dispositions of its claims in a class action will be of benefit to the parties and the Court. The record holders of Zycon common stock can be easily determined from the stock transfer journals maintained by Zycon or its agents.

        19. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this action as a class action.

        20. There is a well-defined community of interests in the questions of law and fact involved affecting the members of the Class. Among the questions of law and fact which are common to the Class, which predominate over questions affecting any individual

                                       5.

class member are, inter alia, the following:

        a. whether defendants have engaged in conduct constituting unfair dealing and have engaged in a plan and scheme to deceive the public stockholders of Zycon and to enrich themselves at the expense of the Company's public stockholders;

        b. whether the proposed transaction is grossly unfair to the public stockholders of Zycon;

        c. whether defendants have failed to disclose all material facts relating to the proposal including the potential and expected positive future financial benefits which they expect to derive from Zycon;

        d. whether defendants have engaged and are continuing to engage in a plan and scheme to eliminate the public stockholders of Zycon through fraudulent, deceptive, and coercive means and devices;

        e. whether defendants willfully and wrongfully failed or refused to obtain or attempt to obtain a purchaser for the assets of Zycon at a higher price than the Hicks proposal;

        f. whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

        g. whether defendants have breached or aided and abetted the breach of the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

        h. whether plaintiff and the other members of the Class have been damaged and what is the proper measure of damages.

        21. Plaintiff is a member of the Class and is committed to prosecuting this action and has retained competent counsel experi-

                                       6.

enced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is an adequate representative of the Class.

        22. The likelihood of individual class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, the defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. This Court is an appropriate forum for this dispute.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

        23. On or about September 28, 1995, Zycon completed its IPO, increasing the number of Zycon shareholders from four to several thousand.

        24. The Prospectus for the IPO dated September 28, 1995 (the "Prospectus"), stated that there was an increased demand for complex multilayer printed circuit boards. In order to seize upon this increased demand, the Company stated it was going to expand its manufacturing capacity including, but not limited to, starting up a production facility in Malaysia. Indeed, the Prospectus stated in the "Use of Proceeds" section that a portion of the proceeds of the IPO was going to be used to finance the construction of the Malaysia facility.

                                       7.

        25. The Prospectus enumerated six pages of Risk Factors for an investor to consider before purchasing Zycon stock. With regard to the Malaysia facility, the Company stated:

        The Company has begun construction of a manufacturing facility in Malaysia. The start-up costs of this facility, including working capital for the Company's Malaysia subsidiary, are estimated to be approximately $29 million, and the Company believes that the facility will be ready to commence operations by late 1996.... There can be no assurance that the company will be able to obtain the financing necessary to complete the construction of the Malaysia facility. If the Company determines not to complete construction of this new facility, the Company would need to absorb the expenses incurred as of the date of such determination. The Company currently believes that such expenses will not exceed $2.0 million through the end of the third quarter of 1995. The Company's management has no experience in establishing manufacturing facilities in foreign countries, and there can be no assurance that the opening of the Malaysia facility will occur, that it will not be delayed or that its cost will not exceed the Company's current estimates. The failure to open the Malaysia facility or any delays or cost overruns with respect thereto could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's management has no experience in operating foreign manufacturing facilities, and even if the Malaysia facility is opened in a timely manner, there can be no assurance that the Company will be able to operate the new facility on a profitable basis. It is anticipated that the Malaysia facility will incur operating losses during its initial years of operations, primarily as a result of start-up costs. The Company expects that a substantial portion of the capacity of the Malaysia facility will initially be dedicated to lower layer count segments of the printed circuit board market, and it is possible that the Company could incur losses even after the initial years of operations as a result of various factors including intense price competition for the products which it intends to produce at the new facility. Management believes that losses incurred in the Company's Malaysia operations will not be deductible for
        United States income tax purposes....

        26. On October 21, 1995, a press release disseminated by the Company over the Business Wire reported that the Company earned $2.4 million
                 -------------
net income or $.27 per share on a pro forma basis for the third quarter. That
                                  ---------
represented a 49% increase in pro forma net income, on a 21% increase in
                              ---------
revenues, over the comparable quarter of 1994.

        27. On January 25, 1996, a press release disseminated by the Company over the Business Wire reported that the Company earned $4.3 million in
                 -------------
the fourth quarter of 1995 or $.39 per share. That represented a 313% increase over the $1.0 million, or $.12 per share, earned in the comparable quarter in 1994.

         28. In the Letter to Shareholders contained in Zycon's 1995 Annual Report, signed by Donati on March 1, 1996, Donati stated:

         As we continue to focus on margin improvement, we also intend to build upon our position as a high-volume manufacturer of high-quality boards for a variety of customers who produce an array of sophisticated electronic equipment and systems. In 1996, we expect to further expand our production capacity and broaden our product base by:

         * Adding substantially to our innerlayer capacity in Santa Clara, which should enable us to keep pace with demand for increasingly complex boards with high layer counts;

         * Having our new Malaysia plant commence shipments to customers during the fourth quarter. This plant will also provide us with a lower cost structure and a competitive advantage in the lower layer count segments of the U.S. printed circuit board market, while also gaining greater access for Zycon to the growing Asian markets....

        29. The Company's Report for the first quarter of 1996, ended March 31, 1996, filed with the Securities and Exchange Commission ("SEC") on Form -10Q on or about May 2, 1996, reported that the Company earned $3.861 million net income or $.35 per share for the quarter.

        30.     On May 27, 1996, the Electronic Buyers' News reported that
                                     -----------------------
Larry Shoemaker ("Shoemaker"), Zycon's Senior Vice President of administration and investor relations, stated that Zycon's Malaysia

                                      10.

plant is expected to generate between $10 million and $15 million in revenue during its first year of operation. But its actual capacity is closer to $50 million, he said.

        31.     The Electronic Buyers' News article further reported that
                    -----------------------
Shoemaker stated that in order to expand its customer base and to continue to invest in new technology and state-of-the-art equipment, Zycon launched an initial public offering in September 1995 after operating for 20 years as a privately held organization. The IPO raised about $36.6 million. "Because the amount of investment required in this industry is now dramatically more than when they started, it made sense to go public and sell off a portion of the company to pay down debt," Shoemaker said.

        32.     The Electronic Buyers' News also stated that, spurred by
                    -----------------------
increased market penetration and continued growth in the datacom market, Zycon's net income is expected to grow 30% to 35% year to year, according to Vernon Essi ("Essi"), an analyst with Adams, Harkness & Hill, in Boston. "Zycon's most important challenge in 1996 is getting the Malaysian facility up to speed," Essi said.

        33.     On June 10, 1996, Reuters Financial Service reported that Zycon
                                  -------------------------
warned the market its second quarter earnings would be below that of the first quarter. Reuters reported that the Company said it was experiencing "some of
         -------
the same slowing industry conditions that other major printed circuit board manufacturers have commented on recently." However, Reuters further reported that Zycon, based on discussions with some of its key customers, saw industry conditions improving in the second half of 1996.

        34.     The June 10 Reuters article further reported that Zycon
                            -------
announced that it would acquire Alternate Circuit Technology

                                      11.

Inc., a printed circuit board manufacturer, for $14.1 million. It said it will pay Alternate Circuit shareholders $8.8 million in cash and $0.6 million in Zycon stock. The article stated that Alternate Circuit's Massachusetts facility generates about $15 million in annual revenues. The article further reported that Zycon said its sales organization can "significantly increase" Alternate Circuit's sales volume with a minor additional investment in equipment.

        35. The Company's Report for the second quarter of 1996, ended June 30, 1996, filed with the SEC on Form-10Q on or about August 7, 1996, reported that the Company earned $1.638 net income or $.15 per share for the quarter.

        36.     On October 14, 1996, Reuters reported that Zycon estimated its
                                     -------
loss from its Malaysia facilities to be in the range of $1.0 million to $1.2 million in the fourth quarter of 1996. The article stated that the loss will drag earnings per share lower by between $0.09 and $0.11 per share based on about 11.1 million shares outstanding. Zycon said the loss, which will not be tax-deductible, was caused by the limited sales level from the Malaysia facility combined with its large fixed overhead base. Zycon was reported as stating that the Malaysia plant is expected to begin generating monthly operating profits by the end of 1997.

        37. On October 14, 1996, Zycon announced that net sales for the third quarter ended Sept. 30, 1996 increased to $55.2 million compared to $46.8 million in the prior year. The Company's newly acquired quickturn prototype facility contributed approximately $3.7 million of this sales increase. Zycon had net income of $1.9 million, or $0.17 per share on 11,091,000 shares, compared with pro
              ---

                                      12.

forma net income of $2.4 million, or $0.27 per share on 8,650,000 shares in the
-----
comparable quarter of 1995.

        38. The gross profit margin in the third quarter of 1996 was 14.9% compared to 15.6% in the third quarter of 1995. Zycon stated that this decrease was primarily the result of higher fixed costs associated with the Company's capacity expansion during the past year. The third quarter results represented an improvement over the second quarter gross margin of 13.5%, when the Company experienced a slowing of orders.

        39. Donati stated, in conjunction with the Company's release of its third quarter earnings:

        [M]arket conditions improved significantly during the third quarter. Our increased level of bookings, the improved industry book-to-bill ratio, and the positive future outlook being reported for the high-tech sector indicates that the industry slowdown during the first six months of this year has probably ended. Our focus for the next few quarters will be to ramp up our unit volume to take advantage of leveraging our fixed overhead costs.

        40. Zycon reported that, for the first nine months of 1995, sales increased 24% to $158.6 million from $127.5 million for the same period in 1995. The increase was primarily due to the strength of the data communications and contract manufacturing segments of Zycon's customer base combined with an increase in Zycon's manufacturing capacity.

        41. Zycon announced that construction of the Company's new manufacturing plant in Malaysia was completed during July 1996, with initial shipments to commence in November 1996. The plant will

                                      13.

initially produce lower layer count boards for export back to current U.S. customers, thus allowing its original plant in Santa Clara to continue to increase its focus on the higher layer count product.

        42. The Company stated that it expected that the limited sales level from the Malaysia facility during the fourth quarter, combined with its large fixed overhead base, will cause a foreign loss that will not be tax deductible. The Company estimated that the loss from the Malaysia operation could approach an approximate range of $1.0 to $1.2 million in the fourth quarter or -$.09 to -$.11 per share on an estimated 11,120,000 shares. The Company estimated that Malaysia will begin generating monthly operating profits by the end of 1997.

        43. Zycon stated that, in order to expand its growth opportunities in the backpanel segment, the Company recently equipped its own backpanel assembly operation in Santa Clara, which commenced operations during the third quarter of 1996. Backpanel assembly shipments totaled over $1.0 million during the third quarter compared with only $70,000 in the same quarter a year earlier. "This will allow the company to better serve its existing customers while providing the opportunity for adding new customers," Donati said.

        44. Donati further stated, in conjunction with Zycon's announcement of its third quarter 1996 earnings:

        We will continue to focus on our five point growth strategy, which includes 1) the continued expansion of our Santa Clara facility, 2) the commencement of

                                      14.

        operations of our Malaysia facility in November of this year, 3) the ramp-up of our newly acquired East Coast quickturn, prototype & design facility, 4) expansion of our Santa Clara backpanel assembly business, and 5) the continued focus on our patented proprietary technologies through the marketing of Buried Capacitance and the development of ResistAir (buried resistoro). This coordinated growth strategy is intended to further diversify the company and allow us to become a more full service provider to our customer base.

        45. On November 11, 1996, Zycon announced that it had made its first shipments from the Malaysian facility. Donati commented: "Results for each of the first three quarters of 1996 included Malaysian startup expenses that reduced total earnings by 3 cents, 4 cents, and 4 cents, respectively. Thus, the estimated negative impact of the Malaysian startup on our fourth quarter results really will amount to an additional 5 to 7 cents."

        46. On November 12, 1996, Reuters reported that Needham & Company, Inc.
                                  -------
("Needham"), upgraded Zycon to buy from hold and raised its per share earnings estimate for 1997 to $1.25 from $1.05. The article also reported that Needham saw prospects for another "excellent" year for earnings per share growth in 1998 that could equal or exceed 25 percent and reach $1.55. The stock rose 5/8 to 10-3/4.

        47. On December 2, 1996, Zycon reported that its board of directors approved a merger agreement with an affiliate of Hicks, Muse, Tate & Furst. Under the terms of the merger agreement, Hicks will offer to purchase all of the outstanding shares of common stock

                                      15.

of Zycon for $16.25 per share in cash. Certain principal shareholders owning approximately 60% of the Company's outstanding stock, presumably Donati, Dunning, Brechel and Cooksey, have agreed to tender, pursuant to the terms of a stockholders' agreement, all of their shares.

        48. Defendants' intention to pursue the above transaction is in breach of their fiduciary duties owed to Zycon's stockholders to take all necessary steps to ensure that Zycon stockholders will receive the maximum value realizable for their shares in any extraordinary transaction involving the Company. The offer being advanced and the consideration offered is an unfair price; does not reflect the fair value of Zycon's equity or the significant advantages to be obtained by Hicks as a result of the transaction. Plaintiff and the Class assumed the risks of Zycon's expansion and now that the facilities, paid for at their expense, are ready to bear fruit, they are being unfairly deprived of the fruits of their investment. The intrinsic value of the equity of Zycon is materially grater than the consideration proposed, taking into account, inter alia, Zycon's asset value, liquidation value, expected growth, full extent of its future earnings potential, expected increase in profitability, strength of its business, its revenues, cash flow, and earnings power.

        49. Defendants' knowledge and economic power and that of the investing public is unequal because the Individual Defendants and Zycon control the business and corporate affairs of Zycon and are in possession of material non-public information concerning the Company's assets, businesses, and future prospects. This disparity makes it inherently unfair for them to act to transfer ownership of

                                      16.

Zycon from its public stockholders at this time and at such an unfair and grossly inadequate price.

        50. Further, the Zycon Board's willingness to entertain the proposed offer, requires them to take all reasonable steps to assure the maximization of stockholder value, including, but not limited to, the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alternatives that will return greater or equivalent short-term value to the plaintiff and the Class.

        51. There is no indication that Zycon's board of directors has taken any steps to ensure that the interests of Zycon's stockholders in maximizing the value of their holdings were protected by conducting an auction for Zycon or otherwise seeking out other potential purchasers or the highest possible bid for the Company or exploring strategic alternatives that will obtain the highest possible price for Zycon's stockholders or return greater or equivalent short-term value to the plaintiff and the class. If the transaction is consummated, Zycon's shareholders will be deprived of the opportunity for substantial gains which the Company may realize.

        52. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive plaintiff and the Class of their investment in Zycon.

        53. The Individual Defendants, knowing all of the above, failed to take the necessary and appropriate steps to obtain the maximum value realizable for the public shareholders of Zycon.

        54.     The proposed transaction is wrongful, unfair, and harmful


                                      17.

to Zycon's public stockholders, and represents an attempt by defendants to aggrandize their personal and financial positions and interests and to enrich themselves, at the expense of and to the detriment of the public stockholders of the Company. The proposed transaction will deny Class members their right to share proportionately in the true value of Zycon's assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of Hicks at an unfair and inadequate price.

        55. By reason of all of the foregoing, defendants herein have willfully participated in unfair dealing toward plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

        56. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgement, have acted and are acting to the detriment of the Class in order to benefit themselves and/or their colleagues.

        57. As a result of the actions of defendants, plaintiff and the other members of the Class have been and will be damaged in that they have been deceived, are the victims of unfair dealing, and are not receiving the fair value, of Zycon's assets and businesses.

        58. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to enrich themselves by excluding the Class from its fair proportionate share of Zycon's assets and businesses, all to the irreparable harm of the Class.

        59.     Plaintiff and the other members of the Class have no


                                       18.

adequate remedy of law.

                             FIRST CAUSE OF ACTION
                             ---------------------
                             Against All Defendants
                             ----------------------
                          For Breach of Fiduciary Duty
                          ----------------------------

        60. Plaintiff hereby incorporates all preceding paragraphs as though fully set forth herein.

        61. By virtue of plaintiff's purchase of Zycon common stock, and the Individual Defendants' position of management and control, and because plaintiff reposed trust and confidence in them, the Individual Defendants owed to plaintiff a fiduciary duty of the highest good faith, integrity and fair dealing.

        62. In engaging in the conduct alleged above, Zycon and the Individual Defendants violated their fiduciary obligations to plaintiff.

        63. As a proximate result of defendants' aforesaid conduct, plaintiff was damaged by injury to his property, lost profits, loss of future income, and other general and specific damages.

        WHEREFORE, plaintiff prays for judgment and relief as follows:

        (1) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

        (2) declaring that the defendants and each of them have committed or aided and abetted a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

        (3)     declaring the transaction to be a nullity;

        (4) preliminarily and permanently enjoining defendants and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the transaction;

                                      19.

        (5) in the event the transaction is consummated, rescinding it and setting it aside;

        (6) ordering defendants, jointly and severally, to account to plaintiff and the Class for all profits realized and/or to be realized by them as a result of the transaction complained of and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiff and other members of the Class;

        (7) ordering defendants to permit a stockholders' committee comprised of the class representative and/or his representatives only to ensure a fair procedure, adequate procedural safe-guards, and independent input by plaintiff and the Class in connection with any transaction for the shares of Zycon;

        (8) awarding compensatory damages against defendants, jointly and severally, in the amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

        (9) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

        (10) granting such other and further relief as may be just and proper.


Dated: December 3, 1996                 EDWARD P. DIETRICH
                                        TRACY L. THROWER
                                        STULL, STULL & BRODY


                                        By:  /s/ Tracy L. Thrower
                                           --------------------------------
                                                Tracy L. Thrower

                                           10940 Wilshire Blvd.
                                           Suite 2300
                                           Los Angeles, CA 90024
                                           Tel: (310) 209-2468
                                                 -and-


                                      20.

                                  JURY DEMAND

        Plaintiff demands a trial by jury of all issues to triable.


Dated: December 3, 1996                 EDWARD P. DIETRICH
                                        TRACY L. THROWER
                                        STULL, STULL & BRODY


                                        By:  /s/ Tracy L. Thrower
                                           ---------------------------------
                                             Tracy L. Thrower

                                        10940 Wilshire Blvd.
                                        Suite 2300
                                        Los Angeles, CA 90024
                                        Tel: (310) 209-2468
                                                -and-
                                        JULES BRODY
                                        STULL, STULL & BRODY
                                        6 East 45th Street
                                        New York, NY 10017
                                        (212) 687-7230

                                        Attorneys for Plaintiff


                                      22.